

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2014

Via E-mail
Herbjǿrn Hansson
Chief Executive Officer
Nordic American Offshore Ltd.
c/o Scandic American Shipping Ltd.
Canon's Court
22 Victoria Street
Hamilton HM EX
Bermuda

Re: Nordic American Offshore Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed April 17, 2014
File No. 333-194612

Dear Mr. Hannson:

We have reviewed your response to our letter dated April 1, 2014 and have the following additional comments.

Our Relationship with Nordic American Tankers Limited, page 2

1. We note your disclosure that NAT announced that its board of directors intends to declare a dividend composed of a portion of your common shares. To the extent practicable, please quantify what is meant by a "portion," if known. Also, please reflect a discussion under "Security Ownership of Certain Special Beneficial Owners," at page 69, if applicable, to beneficial ownership or advise.

The Offering, page 9

Use of Proceeds, page 9

2. We note your response to our prior comment 4 and that you have listed the "success fee" under Use of Proceeds here, but not under "Use of Proceeds," at page 32. Please revise for consistency or advise.

Herbjørn Hansson
Nordic American Offshore Ltd.
April 30, 2014
Page 2

Risk Factors, page 13

We rely on the oil and gas industry, page 13

3. We note your response to prior comment 5 and revised disclosure on pages 13-14. The first paragraph on page 14 appears to mitigate the risk presented. Please remove this mitigating disclosure accordingly. Alternatively, balance this disclosure and place the risk presented in context by briefly describing the North Sea PSV market conditions in 2012.

Exhibits

Exhibits 10.2 and 10.3

4. We note your response to our prior comment 1 and that you have filed the two memoranda of agreement as exhibits 10.2 and 10.3. We further note that the agreements contain strikethrough marks. Please explain to us why the exhibits have been filed with strikethrough marks.

Other

5. To the extent that our comments on this registration statement are applicable to your registration statement on Form F-4 (file no. 333-194618), please continue to make conforming changes to that Form F-4 as well.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Gary J. Wolfe, Esq.
     Seward & Kissel